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                                                      SEC File Number: 000-29479
                                                         CUSIP Number: 981604101


                                   FORM 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING


                                   (Check One)

            [ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
                  [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR
                        For Period Ended: March 31, 2000

                        [ ] Transition Report on Form 10-K
                        [ ] Transition Report on Form 20-F
                        [ ] Transition Report on Form 11-K
                        [ ] Transition Report on Form 10-Q
                        [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended: N/A

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         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

         Full Name of Registrant:   WorldWide Web Networx Corporation
                                   ---------------------------------------------
         Former name if applicable: N/A
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         Address of Principal
         Executive Office (Street and Number):  521 Fellowship Road, Suite 130
                                               ---------------------------------
                                               Mount Laurel, New Jersey 08054
                                               ---------------------------------


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PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K or Form 10-KSB, Form 20-F, Form 11-K or
                  Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant has recently devoted substantially all of its legal and accounting resources to the preparation and filing of a Registration Statement on Form 10 and subsequent amendments to the Form 10 in response to comments from Securities and Exchange Commission. The Registrant had to satisfy all of the Securities and Exchange Commission's comments on or before May 17, 2000 if the Registrant's common stock was to remain listed on the OTC Bulletin Board. Accordingly, the Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 within the prescribed time period without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Allan M. Cohen          (856)                     914-3100
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         (Name)                (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the


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         preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No



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                        WORLDWIDE WEB NETWORX CORPORATION
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2000                       /s/ Gerard T. Drumm
                                         President and Chief Executive Officer




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